SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February 10, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 732ND BOARD OF DIRECTORS’ MEETING

At 9:00 a.m. on January 27, 2011, the Chairwoman of the Board of Directors called a meeting on an ordinary basis, in accordance with the head provisions of Article 13 of the Company’s Bylaws, in the conference room of the Company’s head offices located at Rua Costa Carvalho, 300, in the city of São Paulo, which was attended by the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. Installing the meeting, Mrs. Dilma Seli Pena greeted everyone present and justified the absence of Board member Stela Goldenstein. (...) She then informed that since she was appointed the Company’s CEO, there is incompatibility to perform her tasks as the Chairwoman of the Board of Directors and the Company’s CEO, in accordance with Paragraph 2, Article 8 of the SABESP’s Bylaws.  Therefore, based on Paragraph 3, Article 13 of the Company’s Bylaws, she appointed Board member Mário Engler Pinto Júnior, to take over the position as acting Chairman of the Board of Directors, up to the Annual Shareholders’ Meeting, proposal accepted by unanimous vote. She immediately requested to be absent from the meeting. Board member Mário Engler Pinto Júnior, in charge of the works, proposed to switch the items of the agenda, presenting the “Election of the Company’s CEO” to appreciation and resolution by the Board of Directors, purpose of item 5. (...) The matter was then put to vote and approved by unanimous vote, pursuant to item II, Article 142 of Law 6,404/76, electing Dra. Dilma Seli Pena, Brazilian, divorced, geographer and public administrator, Identity Card (RG) 216.219-DF, Individual Taxpayer’s ID (CPF) 076.215.821-20, resident and domiciled at Alameda Campinas nº 720, apto 121 - São Paulo/SP, as the Company’s CEO, replacing Mr. Gesner José de Oliveira Filho, given that he was dismissed, for the remaining term of office of two years to end on June 18, 2011, as set forth by SABESP’s Bylaws. The duties and the compensation previously established are maintained. (...)

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

After approved, these minutes were signed by the members of the Board of Directors in attendance. Dilma Seli Pena, Alexander Bialer, Gesner José de Oliveira Filho, Jerônimo Antunes, Heraldo Gilberto de Oliveira, Mario Engler Pinto Júnior, Manuelito Pereira Magalhães Junior, Reinaldo Guerreiro and Roberto Yoshikazu Yamazaki.

This is a free translation of the excerpt of the Minutes recorded in the Minutes Book of the Board of Directors.

São Paulo, January 28, 2011.

Mario Engler Pinto Júnior	Sandra Maria Giannella
Acting Chairman of the Board of Directors	Executive Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 10, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.